

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2022

James E. Sinople
Chief Financial Officer
Nuveen Global Cities REIT, Inc.
730 Third Avenue, 3rd Floor
New York , NY 10017

Re: Nuveen Global Cities REIT, Inc.
Form 10-K for the year ended December 31, 2021
Response Dated July 15, 2022
File No. 000-56273

Dear Mr. Sinople:

We have reviewed your July 15, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Net Asset Value, page 67

1. We note your response to comment 1. Please expand your disclosure to include a discussion of the specific methodologies used to determine the fair value of each class of asset or liability that makes up your net asset value (e.g. discounted cash flow, direct capitalization, comparable sales). Your disclosure should include a discussion of the significant inputs used to value each class of asset or liability including a sensitivity analysis where applicable.

You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you have questions any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction